SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ----------------------

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                          Perficient, Inc.
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                        (Name of Issuer)

                   Common Stock ($.001 per share)
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                 (Title of Class of Securities)

                           71375U 10 1
                           -----------
                         (CUSIP Number)

                         Robert Anderson
                       1019 School Street
                         Lisle, IL 60532
                         (630) 969-1384

                         with a copy to:
                          Alexis Cooper
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4000
                  -----------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 24, 2002
           ------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The  total  number  of  shares  of  common  stock  reported  as beneficially owned by the Reporting Persons herein is 391,427 which constitutes approximately 3.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 10,571,510 outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:

     Robert Anderson

2.   Check the Appropriate Box if a Member of a Group:
                                             (a) / /
                                             (b) / /

3.   SEC Use Only


4.   Source of Funds: n/a

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):
                                            / /

6.   Citizenship or Place of Organization: Illinois

Number of     7.   Sole Voting Power:        391,427
Shares
Beneficially  8.   Shared Voting Power:      -0-
Owned By
Each          9.   Sole Dispositive Power:   391,427
Reporting
Person        10.  Shared Dispositive Power: -0-
With

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                 391,427

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:

13.  Percent of Class Represented by Amount in Row (11): 3.7%

14.  Type of Reporting Person: IN

Item 1.   Security and Issuer.

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 10, 2000 in connection with the shares of common stock, par value $.001 per share (the "Shares") of Perficient, Inc., a Delaware corporation (the "Issuer"), held by Robert Anderson. The principal executive offices of the Issuer are located at 7600-B North Capital of Texas Highway, Austin, Texas 78731. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D

Item 5.   Interest in Securities of the Issuer.

     The introduction is hereby amended and restated as follows:

     Mr. Anderson has reason to believe that the number of securities outstanding as contained in the Issuer's most recently available filing is not current, due to the additional shares being issued to the stockholders of Vertecon and Javelin, pursuant to the mergers disclosed in the Company's Amendment
No. 3 to Form S-4 filed on March 27, 2002, which closed on
April 24, 2002.  On May 8, 2002, the Company has informed
Mr. Anderson that there are 10,571,510 Shares of common stock outstanding.

          Items 5 (a) and (b) are hereby amended by deleting the percentage "6.2%" in each place it appears and replacing it with the percentage "3.7%" in each such instance and by deleting the number "373,584" and replacing it with "391,427".

          Item 5(e) is hereby amended and restated as follows:

     (e) On April 24, 2002, Mr. Anderson ceased to be the beneficial owner of 5% of the shares of common stock of the Issuer.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    May 10, 2002

                              /s/ Robert Anderson
                              ---------------------------
                              Robert Anderson